SCHEDULE 13D

Amendment No.
Trans World Airlines
common stock
Cusip # 893349837
Filing Fee: Yes


Cusip # 893349837
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,680,063
Item 8:	None
Item 9:	4,351,063
Item 10:	None
Item 11:	4,374,563
Item 13:	10.19%
Item 14:	HC


PREAMBLE

	This Schedule 13D does not reflect any change to the 4,374,563 shares of TWA common stock owned by FMR Corp. as of the date set forth in the Schedule 13D filed by FMR Corp. and Fidelity International Limited with the Securities and Exchange Commission on December 18, 1995. The percentage of outstanding shares of TWA represented by such 4,374,563 shares is 10.19%, not 7.19% as previously reported.

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.00 par value (the "Shares") of Trans World Airlines, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One City Centre, 515 N. 6th St., St.
Louis, MI.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR, and Mr. Johnson 3d is Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to
Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of FIL.
	The Shares to which this statement relates are owned directly by ten of the Fidelity Funds, fourteen of the Accounts, FASST, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds which own or owned Shares purchased in the aggregate 333,369 Shares for cash in the amount of approximately $2,208,893, including brokerage commissions.
Except as described below, the Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Of the 218,263 Shares of common stock owned by one Fidelity Fund as of October 12, 1995, 218,263 Shares were purchased on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co. Proceeds from 119,000 Shares sold aggregated approximately $1,027,687. The attached Schedule B sets forth Shares purchased and/or sold since October 1, 1995.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 1,689,200 Shares for cash in the amount of approximately $13,035,810, including brokerage commissions.
Except as described below,The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Of the 171,900 Shares of common stock owned by one Account as of October 12, 1995, 171,900 Shares were purchased on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. In addition, of the 153,800 Shares of common stock owned by another Account as of such date 153,800 Shares were purchased on margin pursuant to a typical margin agreement with Goldman Sachs & Co. Proceeds from 205,900 Shares sold aggregated approximately $1,835,744. The attached Schedule B sets forth Shares purchased and/or sold since October
1, 1995.

	The International Funds and accounts, which own or owned Shares, purchased in the aggregate 23,500 Shares for cash in the amount of approximately $145,470, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 0 Shares sold aggregated approximately $0.

	FASST which own or owned Shares purchased in the aggregate 23,500 Shares for cash in the amount of approximately $145,470, including brokerage commissions. FASST used its own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 0 Shares sold aggregated approximately $0.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, FMTC, FASST, and FIL beneficially own all 4,374,563 Shares, reference is made to
Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 2,867,763 Shares, or approximately 6.68% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 1,483,300 Shares, or approximately 3.46% of the outstanding Shares of the Company.
FMR could also be deemed to beneficially own certain of such Shares through its ownership of the general partner of certain private investment funds. The number of Shares held by the Fidelity Funds includes 3,894 Shares of common stock resulting from the assumed conversion of 3,894 Warrants (1 share of common stock for each Warrant). FIL beneficially owns, as investment advisor to the International Funds, 23,500 Shares, or approximately 0.05% of the outstanding Shares of the Company.
Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, FASST, and FIL are 4,374,563
Shares, or approximately 10.19% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 2,649,500 Shares owned directly by certain Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of Fidelity, investment advisor to Fidelity Copernicus Fund, L.P.
("Copernicus") a private investment limited partnership, and Copernicus each has the sole power to vote or direct the voting of 218,263 Shares owned directly by Copernicus. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 1,483,300 Shares and sole power to vote or to direct the voting of 1,461,800
Shares, and no power to vote or to direct the voting of 21,500
Shares owned by the Accounts. FIL, FMR, through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 23,500 Shares held by FASST.

	(c)	The International Funds, the International Pension
Accounts and FIL, as investment adviser to the International
Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 23,500 Shares held by the International Funds and the International Pension
Accounts. FIL has the sole power to vote 23,500 shares and the sole power to dispose of 23,500 shares. FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 23,500 Shares held by FASST.

	(d)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Other than the margin agreements described in Item 3 above and except as described in the following paragraph, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securitites.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	December 20, 1995	By:	/s/Arthur
Loring
	David C. Weinstein
	Senior Vice President
	Administration




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


Trans World Airlines

Ten Fidelity Fund(s) purchased Shares since October 1, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-03-95	71,900	$7.08
	10-03-95	30,600	6.91
	10-03-95	187,400	7.19
	10-04-95	110,300	6.94
	10-04-95	9,500	6.99
	10-05-95	144,500	6.92
	10-05-95	17,000	7.02
	10-06-95	91,300	7.05
	10-09-95	8,500	7.11
	10-10-95	25,000	6.88
	10-11-95	50,000	7.13
	10-11-95	50,000	7.21
	10-12-95	26,100	7.82
	10-13-95	105,400	7.99
	10-19-95	32,100	9.15
	10-20-95	67,900	9.07
	10-23-95	50,000	8.38
	10-25-95	72,300	7.85
	10-27-95	2,400	7.00
	10-27-95	5,600	7.07
	10-31-95	25,000	7.63
	11-03-95	22,200	8.41
	11-07-95	23,900	8.23
	11-08-95	3,000	8.75
	11-09-95	50,000	9.17
	11-14-95	50,000	8.40
	11-20-95	5,000	8.63
	11-21-95	600	8.43
	11-27-95	75,000	9.37




SCHEDULE B


Trans World Airlines

Four Fidelity Fund(s) sold Shares since October 1, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-03-95	187,400	$7.19
	10-05-95	10,000	6.91
	10-06-95	15,000	7.17
	10-31-95	25,000	7.63
	11-03-95	30,000	8.47
	11-09-95	20,000	9.09
	11-09-95	21,200	9.06
	11-22-95	60,000	8.83
	11-24-95	50,000	9.13
	11-28-98	12,000	9.88
	11-28-95	20,000	9.77
	11-29-95	12,000	10.83




SCHEDULE B


Trans World Airlines

Fourteen Account(s) purchased Shares since October 1, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-03-95	19,900	$6.91
	10-03-95	34,200	7.08
	10-03-95	75,100	6.62
	10-05-95	15,500	6.92
	10-10-95	10,400	6.88
	10-11-95	50,000	7.21
	10-12-95	23,900	7.82
	10-13-95	2,600	7.99
	10-16-95	12,000	8.90
	10-16-95	30,400	8.37
	10-18-95	5,600	8.50
	10-19-95	209,200	9.15
	10-20-95	84,000	8.94
	10-24-95	100,000	7.88
	10-27-95	31,600	7.00
	10-27-95	14,400	7.07
	10-30-95	25,500	7.50
	10-31-95	31,800	7.50
	10-31-95	75,000	7.64
	11-03-95	10,000	8.00
	11-03-95	77,800	8.41
	11-07-95	66,100	8.23
	11-08-95	10,500	8.75
	11-10-95	50,500	8.75
	11-14-95	50,000	8.40
	11-17-95	95,000	8.25
	11-21-95	52,900	8.43




SCHEDULE B


Trans World Airlines

Three Account(s) sold Shares since October 1, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-05-95	10,000	$6.91
	10-06-95	15,000	7.17
	11-01-95	10,000	7.59
	11-02-95	20,000	8.05
	11-03-95	24,900	8.47
	11-09-95	20,000	9.09
	11-15-95	5,000	8.06
	11-16-95	5,000	8.00
	11-21-95	10,000	8.43
	11-22-95	10,000	8.83
	11-28-95	38,000	9.88
	11-29-95	38,000	10.83